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OMMISSION
49

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51261

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-06 (MM/DD/YY) AND ENDING 12-31-06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SSI Equity Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

PROCESSED
MAR 06 2007
THOMSON
FINANCIAL

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

475 International Drive
(No. and Street)

Williamsville (City) NY (State) 14221 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

The Bonadio Group
(Name – *if individual, state last, first, middle name*)

171 Sully's Trail (Address) Pittsford (City) NY (State) 14534 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.



FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 3/5/07

OATH OR AFFIRMATION

I, Thomas Long, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SSI Equity Services, Inc, as of 12-31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Sandra L Orefice

Notary Public

SANDRA L. OREFICE
Notary Public, State of New York
Qualified in Niagara County
My Commission Expires July 3, 20 10

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

SSI EQUITY SERVICES, INC.

Financial Statements
as of December 31, 2006 and 2005
Together with
Independent Auditors' Report

Bonadio & Co., LLP
Certified Public Accountants

SSI EQUITY SERVICES, INC.

TABLE OF CONTENTS
DECEMBER 31, 2006 AND 2005

Bonadio & Co., LLP
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

February 23, 2007

To the Board of Directors of
SSI Equity Services, Inc.:

We have audited the accompanying statements of financial condition of SSI Equity Services, Inc. (a New York corporation) as of December 31, 2006 and 2005, and the related statements of operations, changes in stockholders' investment, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SSI Equity Services, Inc. as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Exhibits I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Bonadio & Co., LLP

Corporate Crossings
171 Sully's Trail
Pittsford, NY 14534-4557
p (585) 381-1000
f (585) 381-3131

ROCHESTER • BUFFALO
PERRY • GENEVA •
SYRACUSE

www.bonadio.com

SSI EQUITY SERVICES, INC.

STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2006 AND 2005

	2006	2005
ASSETS		
CURRENT ASSETS:		
Cash	$ 11,630	$ 11,195
Total current assets	11,630	11,195
DEFERRED TAX ASSET	1,102	1,360
	$ 12,732	$ 12,555
STOCKHOLDERS' INVESTMENT		
STOCKHOLDERS' INVESTMENT:		
Common stock, $50 par value, 200 shares authorized, issued and outstanding	$ 10,000	$ 10,000
Retained earnings	2,732	2,555
	12,732	12,555
	$ 12,732	$ 12,555

The accompanying notes are an integral part of these statements.

SSI EQUITY SERVICES, INC.

STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
COMMISSION REVENUE	$ 16,834	$ 13,721
OPERATING EXPENSES:		
Commissions	8,053	6,861
Professional fees	4,550	1,760
Dues, subscriptions and licenses	3,997	6,517
Other	32	-
	16,632	15,138
INCOME (LOSS) BEFORE INCOME TAXES	202	(1,417)
INCOME TAXES	(25)	130
NET INCOME (LOSS)	$ 177	$ (1,287)

The accompanying notes are an integral part of these statements.

SSI EQUITY SERVICES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' INVESTMENT
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	Common Stock			
	Shares	Amount	Retained Earnings	Total
BALANCE - January 1, 2005	200	$ 10,000	$ 3,842	$ 13,842
Net loss	-	-	(1,287)	(1,287)
BALANCE - December 31, 2005	200	10,000	2,555	12,555
Net income	-	-	177	177
BALANCE - December 31, 2006	200	$ 10,000	$ 2,732	$ 12,732

The accompanying notes are an integral part of these statements.

SSI EQUITY SERVICES, INC.

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
CASH FLOW FROM OPERATING ACTIVITIES:		
Net income (loss)	$ 177	$ (1,287)
Adjustments to reconcile net income (loss) to net cash flow from operating activities:		
Deferred taxes	258	(230)
Net cash flow from operating activities	435	(1,517)
CHANGE IN CASH	435	(1,517)
CASH - beginning of year	11,195	12,712
CASH - end of year	$ 11,630	$ 11,195

The accompanying notes are an integral part of these statements.

SSI EQUITY SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005

1. THE COMPANY

SSI Equity Services, Inc. (the Company) is a member of the National Association of Securities Dealers and is a registered broker/dealer. The Company sells securities primarily in the upstate New York area. The Company is related to Specific Solutions, Inc and Long & Katzman and Assoc. through common ownership. The Company occupies space and is managed by employees of the related parties at no cost to the Company.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
The accompanying financial statements are prepared in conformity with accounting principles generally accepted in the United States.

Cash
The Company maintains its cash in bank demand deposit accounts which, at times, may exceed federally insured limits. However, the Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk with respects to cash.

Revenue Recognition
Mutual fund commissions are recognized on an accrual basis as customer funds are submitted for investment.

Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. INCOME TAXES

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due and deferred taxes related to the valuation of a net operating loss carryforward for income tax purposes.

The Company has a net operating loss carryforward of approximately $7,300 at December 31, 2006. This carryforward will begin to expire in 2024.

There was $100 cash paid for income taxes in 2006 and in 2005.

4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2006 and 2005, the Company had net capital of $11,630 and $11,195, respectively, which exceeded minimum net capital requirements by $6,630 and $6,195, respectively.

SSI EQUITY SERVICES, INC.

EXCESS NET CAPITAL
DECEMBER 31, 2006

Pursuant to Rule 15c3-1 of the Securities and Exchange Commission (the Net Capital Rule), the Company has the following excess net capital at December 31, 2006:

TOTAL ASSETS		$ 12,732
Less: Total liabilities		-
NET WORTH		12,732
Less: Non-allowable assets		(1,102)
NET CAPITAL		11,630
NET CAPITAL REQUIREMENTS:		
6-2/3% of aggregate indebtedness	$ -	
Minimum requirement	$ 5,000	
Greater of above		(5,000)
EXCESS NET CAPITAL		$ 6,630

The audited computation of net capital pursuant to Rule 15c3-1 as reported herein does not materially differ from the unaudited net capital reported by the registrant.

The accompanying notes are an integral part of these exhibits.

Exhibit II

SSI EQUITY SERVICES, INC.

EXEMPTIVE PROVISION UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2006

The Company does not affect transactions for anyone defined as a customer under SEC rule 15c3-3. Accordingly, there are no items to report under the requirements of this Rule.

The accompanying notes are an integral part of these exhibits.

Bonadio & Co., LLP
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

February 23, 2007

To the Board of Directors of
SSI Equity Services, Inc.:

In planning and performing our audit of the financial statements of SSI Equity Services, Inc. (the Company) for the year ended December 31, 2006, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study includes tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles.

Corporate Crossings
171 Sully's Trail
Pittsford, NY 14534-4557
p (585) 381-1000
f (585) 381-3131

ROCHESTER • BUFFALO
PERRY • GENEVA •
SYRACUSE

www.bonadio.com

(Continued)

INDEPENDENT AUDITORS' REPORT
ON INTERNAL CONTROL
(Continued)

Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Bonadio & Co. LLP

END